

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 15, 2013

VIA EMAIL

Darin D. Smith
Transamerica Life Insurance Company
Transamerica Financial Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids, IA 52499

Re: Transamerica Life Insurance Company
Separate Account VA B
Initial Registration Statement on Form N-4
File Nos. 333-189435 and 811-6032

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Registration Statement on Form N-4
File Nos. 333-189436 and 811-8750

Dear Mr. Smith:

The staff has reviewed the above-referenced combined registration statement which the Commission received on June 19, 2013. The registration statement received a full review. Based on this review, we have the following comments on the filing. Page numbers refer to the courtesy copy provided to the staff on June 20, 2013.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations under the contract or whether the company will be solely responsible for paying out on any benefits or obligations associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

2. Features of the Product, page 3

   Please remove the second and third sentence of the first footnote as this prospectus offers a single contract class.

3. Fee Tables and Expense Examples, pages 4-8

   a. Please disclose the range of state premium taxes in the preamble to the Owner Transaction Expense table on page 4.

   b. Given that the policy has a premium based charge, it is confusing that you include a line item showing "Front-End Sales Load on Premium Payments" as zero. Please revise or explain supplementally how the premium based charge is distinguishable from a front-end load. If it is distinguishable explain supplementally why you believe it is more appropriate to reflect the premium based charge as a transaction expense rather than a periodic expense.

   c. Please show just the maximum Transfer Fee, Special Service Fee and Annual Service Charge in the fee tables as the current fees could be viewed as obscuring or impeding the understanding of the maximum ones. See General Instruction 5 to Item 3 of Form N-4.

   d. Please note that we will want to review the Expense Example numbers prior to accelerating the filing.

   e. For clarity, please number the notes on pages 6-8 and add corresponding annotations to the Fee Tables and Expense Examples.

4. Owner Transaction Expenses, pages 6 and 19-20

   a. Please consider combining the premium based charge and surrender charge subsections and explaining how the charges work together to pay for distribution of the contracts.

   b. Please clarify if the surrender charges (and/or accelerated premium based charges) are payable at death. In this regard we note that the New York State variation discussed on page 72 suggests that no surrender charges being assessed at death is an exception.

5. The Annuity, page 9

   Please clarify here and on pages 3 and 14 whether the fixed account is offered.

6. The Fixed Account, pages 14-15

   a. Please change the word "may" to "are" in the last sentence of the preamble.

   b. Please disclose the lowest guaranteed interest rate that will be offered under the contract.

7. <u>Special Service Fees</u>, page 22

   Please clarify what "Special Services" may be provided on request.

8. <u>Surrenders and Withdrawals</u>, page 26

   Please clarify in the prospectus whether the surrender charge and excess interest adjustment may be assessed together.

9. <u>Guaranteed Minimum Death Benefit</u>, page 34

   As there are two GMDBs, please change "Benefit" to "Benefits" in the heading.

10. <u>Asset Rebalancing</u>, page 53

    Please delete the extra phrase "Asset rebalancing can be used in conjunction with" in the last sentence of the section.

11. <u>Guaranteed Lifetime Withdrawal Benefits</u>, page 53

    Please briefly describe the difference(s) between the Retirement Income Max and Retirement Income Choice 1.6 Riders, and explain why a contract owner/potential contract owner would choose one rider over the other.

12. <u>Income Enhancement Option</u>, page 66

    The term "non-income enhanced withdrawal percentage" is confusing. Please revise.

13. <u>How to Obtain More Information</u>, page 76

    Please clarify the statement that "[o]ur financial strength can be found on our website."

14. <u>Appendices</u>, pages 83-110

    For ease of reference, please consider numbering or lettering the appendices.

15. <u>Glossary of Terms</u> , SAI pages 4-5

    It is unclear why you have included the term "Supportable Payment" in the Glossary when it is used nowhere in the registration statement. Please advise or revise.

16. <u>Item 24. Financial Statements and Exhibits</u>

    Please provide Powers of Attorney that relate specifically to the filing. <u>See</u> Rule 483(b) of the Securities Act of 1933.

17. <u>Financial Statements, Exhibits, and Other Information</u>

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel
Insured Investments Office